UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(MARK ONE)

☒  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2001

OR

☐  Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required) for the Transition Period from ___________ to _____________

Commission file number 1-09100

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gottschalks Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gottschalks Inc.
7 River Park Place East
Fresno, CA 93720
(559) 434-4800

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Gottschalks Inc.
Retirement Savings Plan

Date: June 28, 2002

By /s/ Michael S. Geele
Senior Vice President/Chief Financial Officer

Gottschalks Inc.
Retirement Savings Plan
Financial Statements
December 31, 2001 and 2000

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules
December 31, 2001 and 2000

INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
Plan Administrator of the
Gottschalks Inc.
Retirement Savings Plan

We have audited the financial statements of the Gottschalks Inc. Retirement Savings Plan (the Plan) as of December 31, 2001 and 2000, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By /s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 30, 2002

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                          December 31,
                                                    ------------------------
                                                       2001         2000
                                                    -----------  -----------
Assets:
   Investments, at fair value                      $23,986,119  $23,743,043
   Participant loans                                 1,080,463      901,357
                                                    -----------  -----------
      Assets held for investment purposes           25,066,582   24,644,400

   Employee's contribution receivable                  177,279          --
   Employer's contribution receivable                  305,011      222,587
                                                    -----------  -----------
Net assets available for benefits                  $25,548,872  $24,866,987
                                                    ===========  ===========

See notes to financial statements.

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                        Years ended December 31,
                                                       ------------------------
                                                          2001         2000
                                                       -----------  -----------
Additions to net assets attributed to:
   Investment income (loss):
      Dividends and interest                          $   544,521  $ 1,364,392
      Net realized and unrealized depreciation
         in fair value of investments                  (3,385,519)  (3,946,481)
                                                       -----------  -----------
                                                       (2,840,998)  (2,582,089)
                                                       -----------  -----------
   Contributions:
      Participants'                                     6,748,858    7,351,572
      Employer's                                        1,293,122    1,045,661
                                                       -----------  -----------
                                                        8,041,980    8,397,233
                                                       -----------  -----------
         Total additions                                5,200,982    5,815,144
                                                       -----------  -----------
Deductions from net assets attributed to:
   Withdrawals and distributions                       (4,456,991)  (1,986,746)
   Administrative expenses                                (62,106)    (124,202)
                                                       -----------  -----------
         Total deductions                              (4,519,097)  (2,110,948)
                                                       -----------  -----------
Net increase in net assets                                681,885    3,704,196

Net assets available for benefits:
   Beginning of year                                   24,866,987   21,162,791
                                                       -----------  -----------
   End of year                                        $25,548,872  $24,866,987
                                                       ===========  ===========

See notes to financial statements.

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

Note 1 - The Plan and its significant accounting policies

General - The following description of the Gottschalks Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1986 by Gottschalks Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan covers all full-time employees of the Company who have a minimum of one year of service with not less than 1,000 hours of service, are age 21 or older and not otherwise covered by a collective bargaining agreement or are a leased employee. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration - The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. A third-party administrator, appointed by the Committee, processes and maintains the records of participant data. The Company has contracted with The Charles Schwab Trust Company (Charles Schwab) to act as the trustee. All significant expenses incurred for administering the Plan are paid by the Company, except for loan fees which are paid by the participants, and an annual management trustee fee, which is paid by the Plan.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan are held by Charles Schwab, and invested based solely upon instructions received from participants for participant directed funds. Participants could direct their employee contributions among any of the investment options. No assurance of actual fund performance can be given. Employer contributions to the Plan are non- participant directed and invested in the Gottschalks Inc. Common Stock Fund.

The Plan's investments in mutual funds and common stocks are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Fund options available to Plan participants during the years ended December 31, 2001 and 2000 are as follows:

Schwab Money Fund - Funds were invested in the Value Advantage Money Fund, a money market account.

Strategy Portfolio Funds - Funds were invested in five diversified strategy portfolios. These portfolios include various combinations of the following mutual funds: Strong Advantage Fund, Warburg Pincus Fixed Income Fund, Loomis Sayles Bond Fund, Federated High Yield Fund, PIMCO Foreign Fund, Schwab S&P 500 Fund, Sound Shore Fund, Manager's Special Equity Fund, Davis Real Estate Fund and Janus Worldwide Fund. Effective July 3, 2000, the Scudder International Fund, the MAS Mid-Cap Value Fund and the PIMCO High-Yield Fund were made available and replaced the Federated High Yield Fund, the Sound Shore Fund and the Davis Real Estate Fund. During 2001, the Morgan Stanley Institutional Mid-Cap Value Fund and One Group Bond Fund were made available and replaced the MAS Mid-Cap Value Portfolio. The allocation of investments within each of the portfolios varies among the funds to provide for different levels of risk.

Mutual Funds - Funds were invested directly in individual mutual funds including Strong Advantage Fund, Warburg Pincus Fixed Income Fund, Loomis Sayles Bond Fund, Schwab S&P 500 Fund, Sound Shore Fund, Manager's Special Equity Fund and Janus Worldwide Fund. Effective July 3, 2000, the Scudder International Fund and the MAS Mid-Cap Value Fund became an investment option to replace the Sound Shore Fund.

Gottschalks Inc. Common Stock Fund - Funds are invested primarily in common stock of Gottschalks Inc.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated April 10, 1998. The Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of mutual funds, stocks, fixed income securities and other investment securities offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in risks could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Note 2 - Related party transactions

Certain Plan investments are in mutual funds managed by Charles Schwab, the Plan's trustee. Any purchases and sales of these funds are performed in the open market at fair market value. Such transactions, while considered party-in- interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Note 3 - Participation and benefits

Participant contributions - Participants may elect to have the Company contribute up to 20% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in whole percentage increments.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions - The Company is allowed to make discretionary matching contributions as defined in the Plan and as approved by the Board of Directors. The Company's contributions may be made in the form of cash or common stock of the Company. An employee must be employed on the last day of the calendar quarter and have made a contribution to the Plan. During 2001 and 2000, the Company made matching contributions on a quarterly basis of up to 3% of a participants' quarterly eligible compensation. The Company's actual contribution is reduced by available forfeitures, if any, during the Plan year. In 2001, the Company made matching contributions of approximately $1,293,000 which includes forfeitures of approximately $54,000. In 2000, the Company made matching contributions of approximately $1,070,000 which includes forfeitures of approximately $20,000.

Vesting - Participants are immediately vested in their contributions. Participants vest ratably and are fully vested in the employer's matching contributions allocated to their account after four years of credited service, after age 65 or because of disability or death.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on participant compensation, as defined in the Plan.

Payment of benefits - Upon termination, the participant or beneficiary will receive their total benefits in a lump sum amount equal to the value of the participant's vested interest in their account. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow not less than $500 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the prime rate plus 1% and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2001 carry interest rates which range from 6% to 10.5%.

Note 4 - Plan obligations

Included in net assets available for benefits at December 31, 2001 are benefits due to withdrawing participants for benefit claims of approximately $198,000 which have been processed and approved for payment prior to year end, but not yet paid.

Note 5 - Investments

The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

	2001		2000
Cash	$83,474		$98,041
Schwab Retirement Money Fund	13,637	*	17,944	*
Schwab Value Advantage Money Fund	2,244,378		2,144,406
Gottschalks Inc. Common Stock Fund	838,757		937,190
Gottschalks Inc. Common Stock Fund	1,801,132	*	2,057,490	*
Janus World Wide Fund	1,960,995		2,142,880
Loomis Sayles Bond Fund	714,053		641,784
Manager's Special Equity Fund	2,007,357		2,072,068
PIMCO Foreign Fund	771,023		733,182
Schwab Cap S&P Fund	6,331,870		6,585,087
Strong Advantage Fund	1,625,538		893,226
Warburg Pincus Fixed Income Fund	2,606		2,739,564
MAS Mid-Cap Value Portfolio	--		1,129,443
PIMCO High-Yield Fund	419,279		386,670
Scudder International Fund	1,011,412		1,164,068
Morgan Stanley Institutional Mid-Cap Value Fund	1,198,454		--
One Group Bond Fund	2,962,154		--
Participant loans	1,080,463		901,357
	$25,066,582		$24,644,400

* Nonparticipant-directed

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows for the years ended December 31:

	2001	2000
Strategy Portfolio Funds	($ 1,320,205)	($ 1,172,786)
Mutual Funds	(597,000)	(706,698)
Gottschalks Inc. Common Stock Fund	(1,468,314)	(2,066,997)
	($ 3,385,519)	($ 3,946,481)

Note 6 - Nonparticipant-directed investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows for the years ended December 31:

	2001	2000
Net assets:	$1,814,769	$2,075,434

	Years ended December 31,
	2001	2000

Changes in net assets:
Contributions	$1,238,856	$929,399
Net depreciation	(1,288,995)	(1,377,749)
Benefits paid to participants	(210,526)	(215,172)
	($ 260,665)	($ 663,522)

Note 7 - Party-in-interest transactions

Employer contributions are invested in common stock of the Company. In addition, as allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2001 and 2000 was as follows:

Date	Number of shares	Fair value	Cost
2001	1,019,262	$2,639,889	$6,534,837
2000	725,983	$2,994,680	$5,676,260

Note 8 - Plan termination

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

SUPPLEMENTAL SCHEDULES

EIN: 77-0159791
PLAN #001

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

                  Identity of issue, borrower,            Description of investment including maturity date,                 Current
                    lessor or similar party              rate of interest, collateral, par or maturity value      Cost        value
        ------------------------------------------------ ----------------------------------------------------  ----------  -----------
        Cash                                                                                                              $    83,474
*  **   Schwab Retirement Money Fund                     Mutual Fund                                          $   13,637       13,637
*       Schwab Value Advantage Money Fund                Mutual Fund                                                        2,244,378
*       Gottschalks Inc. Common Stock Fund               Common Stock                                                         838,757
*  **   Gottschalks Inc. Common Stock Fund               Common Stock                                          4,458,532    1,801,132
        Janus Worldwide Fund                             Mutual Fund                                                        1,960,995
        Loomis Sayles Bond Fund                          Mutual Fund                                                          714,053
*       Manager's Special Equity Fund                    Mutual Fund                                                        2,007,357
        PIMCO Foreign Fund                               Mutual Fund                                                          771,023
*       Schwab Cap S&P Fund                              Mutual Fund                                                        6,331,870
        Strong Advantage Fund                            Mutual Fund                                                        1,625,538
        Warburg Pincus Fixed Income Fund                 Mutual Fund                                                            2,606
        PIMCO High-Yield Fund                            Mutual Fund                                                          419,279
        Scudder International Fund                       Mutual Fund                                                        1,011,412
        Morgan Stanley Institutional Mid-Cap Value Fund  Mutual Fund                                                        1,198,454
        One Group Bond Fund                              Mutual Fund                                                        2,962,154
*       Participant loans                                Interest rates ranging from 6% to 10.5%                            1,080,463
                                                                                                                           -----------
                                                                                                       Total              $25,066,582
                                                                                                                           ===========

* Parties-in-interest
** Nonparticipant-directed

EIN: 77-0159791
PLAN #001

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001

                                                                                  Expense                 Current value
                     Description of assets                                       incurred       Cost      of asset on
   Identity of    (include interest rate and    Purchase     Selling    Lease      with          of       transaction   Net gain
 party involved   maturity in case of a loan)     price       price    rental   transaction     asset         date      or (loss)
----------------- ---------------------------  -----------  --------- --------- -----------  -----------  ------------  ---------
Gottschalks Inc.  Common Stock                $ 1,372,092                                   $ 1,372,092  $  1,372,092

Gottschalks Inc.  Common Stock                             $ 197,680                        $   404,950                $(207,270)